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11/22/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 21 2013

SEC FILE NUMBER
8- 47248

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10/01/2012__ AND ENDING __09/30/2013__
　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monument Group, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Boylston St., Suite 1650
　　　　　　　　(No. and Street)

Boston, MA 02116
(City)　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Teresa H. Kinsella　　　　　　　　　617 423-4700
　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.
　　　　　　　(Name – if individual, state last, first, middle name)

11 Vanderbilt Ave., Suite 220, Norwood, MA 02062
(Address)　　　　　　(City)　　　　　　(State)　　　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

11/31/13

OATH OR AFFIRMATION

I, __MICHAEL C. MILLER__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __MONUMENT GROUP, INC.__ , as of __SEPT. 30__ , 20 __13__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__PRESIDENT__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Commonwealth of Massachusetts
County of Suffolk

On this 20th day of Nov, 2013, before me, Jennifer Coppinger, the undersigned notary public, personally appeared Michael C. Miller, proved to me through satisfactory evidence of identification, which were MA State License, to be the person whose name is signed on the preceding or attached document, and acknowledged to me that (he) (she) signed it voluntarily for its stated purpose.

_____
Jennifer Coppinger Signature   My Comm. Exp. March 13, 2020

MONUMENT GROUP, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Monument Group, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Monumrnt Group, Inc. (the
Company) as of September 30, 2013, and the related statements of income, changes in stockholders'
equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in
accordance with accounting principles generally accepted in the United States of America; this includes
the design, implementation, and maintenance of internal control relevant to the preparation and fair
presentation of financial statements that are free from material misstatement, whether due to fraud or
error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted
our audit in accordance with auditing standards generally accepted in the United States of America. Those
standards require that we plan and perform the audit to obtain reasonable assurance about whether the
financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in
the financial statements. The procedures selected depend on the auditor's judgment, including the
assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.
In making those risk assessments, the auditor considers internal control relevant to the Company's
preparation and fair presentation of the financial statements in order to design audit procedures that are
appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of
the Company's internal control. Accordingly, we express no such opinion. An audit also includes
evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates
made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for
our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monument Group, Inc. as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Norwood, Massachusetts
October 28, 2013

MONUMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2013

ASSETS

Cash	$	115,872
Placement and consulting fees receivable		81,032
Other assets		3,488
	$	200,392

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	41,858
Stockholders' equity:		
Common stock, authorized 7,500 shares		
7,500 shares issued and outstanding		75
Additional paid-in capital		103,599
Retained earnings		54,860
Total stockholders' equity		158,534
	$	200,392

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2013

Revenues:
Private placement fees	$ 17,659,903
Investment income	4,579
	17,664,482

Expenses:
Management fees	17,570,133
Other expenses	142,465
	17,712,598

Net loss $ (48,116)

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2013

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total
Balance at October 1, 2012	$ 75	$ 64,962	$ 102,976	$ 168,013
Net loss	-	-	(48,116)	(48,116)
Shareholder contributions	-	38,637	-	38,637
Balance at September 30, 2013	$ 75	$ 103,599	$ 54,860	$ 158,534

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2013

Cash flows from operating activities:	
Net loss	$ (48,116)
Adjustments to reconcile net loss	
to net cash used by operating activities:	
(Increase) Decrease in operating assets	
Placement and consulting fees receivable	(5,237)
Other assets	(178)
Increase (Decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	0
Total adjustments	(5,415)
Net cash from operating activities	(53,531)
Cash flows from investing activities	
None	-
Cash flows used for financing activities	
Shareholder contributions	38,637
Decrease in cash	(14,894)
Cash at beginning of the period	130,766
Cash at end of the period	$ 115,872

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest	$ 0
Income taxes	$ 456

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

The Company began operations July 15, 1994. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is engaged principally in the placement of private securities with institutional investors.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenues:

Cash flows representing fees earned are received over future periods and are recorded at their net present value discounted at an estimated incremental borrowing rate at the time the sales transaction closes.

Income Taxes:

The Company and its stockholders have elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, in lieu of federal and state corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $73,662 which was $68,662 in excess of its required net capital of $5,000. The Company's net capital ratio was .57 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company utilizes office space, shares telephone service, and receives consulting services from a related company, Monument Group, LP (M.G., LP). The related party charged $17,570,133 for these services for the year ending September 30, 2013. At September 30, 2013 the Company owed $5,336 to the related party. Since the Company has common ownership with M.G., LP, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 5 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 28, 2013, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

MONUMENT GROUP, INC.

SUPPLEMENTARY SCHEDULES

SEPTEMBER 30, 2013

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission

To the Board of Directors of
Monument Group, Inc.

We have audited the accompanying financial statements of Monument Group, Inc. as of and for the year ended September 30, 2013, and have issued our report thereon dated October 28, 2013. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Norwood, Massachusetts
October 28 , 2013

MONUMENT GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2013

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 41,858	
NET CAPITAL:		
Common stock		$ 75
Additional paid-in capital		103,599
Retained earnings		54,860
		158,534
ADJUSTMENTS TO NET CAPITAL:		
Placement and consulting fees receivable		(81,032)
Other assets		(3,488)
Haircuts		(352)
Net capital, as defined		$ 73,662
NET CAPITAL REQUIREMENT		$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 68,662
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.57 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited)	
Focus Report	$ 73,662
Net audit adjustments	41,152
Increase in non-allowables and haircuts	(41,152)
Net capital per above	$ 73,662

SCHEDULE II

MONUMENT GROUP, INC.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2013

Monument Group, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel: (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Internal
Control Required by Rule 17a-5

To the Board of Directors of
Monument Group, Inc.

In planning and performing our audit of the financial statements of Monument Group, Inc. (the Company), as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harry D. Liberfarb, P.C.
Norwood, Massachusetts
October 28, 2013

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Accountants' Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation**

To the Board of Directors of
Monument Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ending September 30, 2013, which were agreed to by Monument Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Monument Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), Monument Group, Inc.'s management is responsible for Monument Group, Inc.'s compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the period October 1, 2012 to September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the period ended September 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, PC
Norwood, Massachusetts
October 28, 2013

MONUMENT GROUP, INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2013

Payment Date	To Whom Paid	Amount
4/4/2013	SIPC, Washington DC	$ 15,963.00
10/29/2013	SIPC, Washington DC	$ 28,198.00

The accompanying notes are an integral part of these financial statements.